UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended DECEMBER 31, 2009

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 000-17377

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bank of the Commonwealth

401(k) Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Commonwealth Bankshares, Inc.

403 Boush Street

P.O. Box 1177

Norfolk, Virginia 23510

The Bank of the Commonwealth 401(k) Profit Sharing Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedule of the Plan, which have been prepared pursuant to the financial reporting requirements of ERISA, are filed as part of this Annual Report on Form 11-K:

Bank of the Commonwealth 401(k) Profit Sharing Plan

Report of Independent Registered Public Accounting Firm

Plan Administrator

Bank of the Commonwealth 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Bank of the Commonwealth 401(k) Profit Sharing Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with U.S. GAAP.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of delinquent contributions and assets (held at end of year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Goodman & Company, LLP

Norfolk, Virginia

June 29, 2010

Bank of the Commonwealth 401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

December 31,	2009	2008

Investments - at fair value	$2,813,065	$2,461,971
Cash	166,209	15,840
Employer contributions receivable	17,000	120,768

Net assets available for benefits	$2,996,274	$2,598,579

The accompanying notes are an integral part of these financial statements.

Bank of the Commonwealth 401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009

Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$275,737
Interest and dividends	78,500

354,237

Contributions
Employer	17,000
Participant	531,409
Rollover	1,112

549,521

Total additions	903,758

Deductions from net assets attributed to
Benefits paid to participants	495,448
Administrative expenses	10,615

Total deductions	506,063

Net change	397,695

Net assets available for benefits
Beginning of year	2,598,579

End of year	$2,996,274

The accompanying notes are an integral part of these financial statements.

Bank of the Commonwealth 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2009 and 2008

1. Description of Plan

The following description of the Bank of the Commonwealth 401(k) Profit Sharing Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of the Bank of the Commonwealth and affiliates (Company) who have completed three months of service and have attained the age of twenty-one. It is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

Contributions

Each year, participants may contribute between 1 and 100 percent of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans and certain individual retirement accounts. Company contributions are at the discretion of the board of directors and can be matching and/or profit sharing. Participants direct the investment of their accounts into various investment options offered by the Plan. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) plan earnings, and charged with an allocation of administrative expenses, where applicable. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts is based on years of service, as defined. A participant is 100 percent vested after 5 years of credited service.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates as determined by the plan administrator. Interest rates range from 3.25% to 7.00%. Principal and interest are paid ratably through payroll deductions.

Bank of the Commonwealth 401(k) Profit Sharing Plan

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

Payment of Benefits

Generally, on termination of service a participant or beneficiary may elect to receive either a lump sum amount equal to the value of the vested interest in his or her account, or installment payments.

Forfeited Accounts

At December 31, 2009 and 2008, forfeited nonvested amounts totaled $23,166 and $15,867, respectively. These amounts will be used to reduce future Company contributions. No forfeitures were used to reduce Company contributions in 2009.

2. Summary of Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates and assumptions.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income on participant loans is recorded when received. Other interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Operating Expenses

Certain expenses of maintaining the Plan are paid by the Company. Expenses relating to specific participant transactions (participant loans) are charged directly to the participant’s account.

Bank of the Commonwealth 401(k) Profit Sharing Plan

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

3. Investments

The following presents investments, at fair value, that represent 5 percent or more of the Plan’s net assets.

	December 31,
	2009	2008

Goldman Sachs Balanced Strategy A, 65,356 and 70,785 shares, respectively	$630,686	$593,887
Eaton Vance Large-Cap Value Fund A, 12,378 and 11,259 shares, respectively	207,216	163,712
Goldman Sachs Growth Strategy Port A, 36,846 and 34,029 shares, respectively	363,373	267,808
Goldman Sachs Growth & Income Strategy Port, 23,726 and 19,185 shares, respectively	232,751	155,591
Janus Adviser Research Core Fund C, 14,472 and 18,259 shares, respectively	280,315	186,061
Commonwealth Bankshares, Inc. common stock, 26,332 shares	*	188,800
Goldman Sachs Institutional Liquid Assets Port S, 137,447 shares	*	137,447

*	Investment did not represent 5 percent or more of the Plan net assets at the end of this year.

During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $275,737 as follows:

Mutual funds	$455,875
Common stock	(180,138)

$275,737

4. Fair Value Measurements

Financial Accounting Standards Board Statement (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2

Inputs to the valuation methodology include:

•   quoted prices for similar assets or liabilities in active markets;

•   quoted prices for identical or similar assets or liabilities in inactive markets;

•   inputs other than quoted prices that are observable for the asset or liability;

•   inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Bank of the Commonwealth 401(k) Profit Sharing Plan

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies reported in 2009 and 2008.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (‘NAV”) of shares held by the plan at year end.

Money Market Funds: Valued at quoted market price for similar assets and other observable inputs such as interest rate offered on similar investments.

Participant loans: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008, respectively:

	Assets at Fair Value as of December 31, 2009 Using
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Mutual Funds
Growth funds	$624,504	$624,504	—	—
Balanced funds	994,359	994,359	—	—
Fixed income funds	304,491	304,491	—	—
Value funds	627,596	627,596	—	—
Money market funds	124,306	—	124,306	—

Total mutual funds	2,675,256	2,550,950	124,306	—

Common stock - financial services	69,343	69,343	—	—
Money Market Account	6,726	—	6,726	—
Participant Loans	61,740	—	—	61,740

Total assets at fair value	$2,813,065	$2,620,293	$131,032	$61,740

Bank of the Commonwealth 401(k) Profit Sharing Plan

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

	Assets at Fair Value as of December 31, 2008 Using
`	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Mutual Funds
Growth funds	$473,250	$473,250	—	—
Balanced funds	861,695	861,695	—	—
Fixed income funds	249,766	249,766	—	—
Value funds	471,798	471,798	—	—
Money market funds	137,448	—	137,448	—

Total mutual funds	2,193,957	2,056,509	137,448	—

Common stock - financial services	188,800	188,800	—	—
Money Market Account	20,909	—	20,909	—
Participant Loans	58,305	—	—	58,305

Total assets at fair value	$2,461,971	$2,245,309	$158,357	$58,305

Certain amounts in 2008 have been reclassified with the 2009 presentation.

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009.

Participant Loans
Beginning balance, January 1, 2009	$58,305
Repayments of principal	(22,665)
Loan withdrawals	26,100

Ending balance, December 31, 2009	$61,740

5. Related Party Transactions

The Plan invested in shares of stock of the Company. As of December 31, 2009, the Plan held 40,790 shares of Commonwealth Bankshares, Inc. common stock with a fair value of $69,343. As of December 31, 2008, the Plan held 26,332 shares of Commonwealth Bankshares, Inc. common stock with a fair value of $188,800. The Plan paid the third-party administrator $10,615 for services during 2009.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested in their employer contributions.

Bank of the Commonwealth 401(k) Profit Sharing Plan

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

7. Tax Status

The Plan operates under a prototype plan. The prototype plan sponsor has received a favorable opinion dated March 31, 2008, in which the Internal Revenue Service stated that the prototype plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue code (IRC). Although the prototype plan has been amended since receiving the opinion letter, the plan administrator and the prototype sponsor believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

* * * * *

Supplemental Schedule I

Bank of the Commonwealth 401(k) Profit Sharing Plan

Schedule of Delinquent Contributions

Schedule H, Line 4a

EIN 54-0886483 Plan 001

Year Ended December 31, 2009

	Participant contributions transferred late to the Plan	Total that constitute nonexempt prohibited transactions			Total fully corrected under Voluntary Fiduciary Correction Program (VFCP) and Prohibited Transaction Exemption 2002-51
Pay-period ending	Participant loan repayments are included	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP

December 4, 2009	$14,214	$14,214	$—	$—	$—

The late contributions were remitted within the Plan year.

Lost earnings related to 2009 contributions will be deposited to the Plan in 2010.

See report of independent registered public accounting firm.

Supplemental Schedule II

Bank of the Commonwealth 401k Profit Sharing Plan

Schedule of Assets (Held at End of Year)

Schedule H, Line 4i

EIN 54-0886483 Plan 001

December 31, 2009

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value		Current value

Goldman Sachs	65,356	shares of Goldman Sachs Balanced Strategy A	$630,686
Goldman Sachs	36,846	shares of Goldman Sachs Growth Strategy Port A	363,673
Janus Adviser	14,472	shares of Janus Adviser Research Core Fund C	280,315
Goldman Sachs	23,726	shares of Goldman Sachs Growth & Income Strategy Port	232,751
Eaton Vance	12,378	shares of Eaton Vance Large-Cap Value Fund A	207,216
American Funds	11,744	shares of Bond Fund of America R2	138,578
Goldman Sachs	124,306	shares of Goldman Sachs Institutional Liquid Assets Port S	124,306
Oppenheimer	5,129	shares of Oppenheimer Small & Mid Cap Value Fund C	117,977
Goldman Sachs	6,995	shares of Goldman Sachs Government Income A	105,414
Goldman Sachs	7,965	shares of Goldman Sachs Strategic International Equity A	86,744
Goldman Sachs	8,090	shares of Goldman Sachs Equity Growth Strategy Port A	82,846
Goldman Sachs	3,924	shares of Goldman Sachs Structured U.S. Equity A	82,061
* Commonwealth Bankshares, Inc.	40,790	shares of common stock	69,343
RS Partners	2,695	shares of RS Partners Fund A	69,701
Goldman Sachs	3,652	shares of Goldman Sachs Growth & Income Fund A	69,653
Goldman Sachs	8,730	shares of Goldman Sachs High Yield Fund A	60,499
Goldman Sachs	2,114	shares of Goldman Sachs Structured Large Cap Growth A	22,836
* MG Trust Company		Money market account	6,726
* Participant loans	Maturing through June 2014, interest rates ranging from 3.25% to 7.00%, collateralized by participant accounts		61,740

			$2,813,065

*	Identified as a party-in-interest

See report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BANK OF THE COMMONWEALTH
401(k) PROFIT SHARING PLAN
(Name of Plan)

Date: June 29, 2010	/S/ CYNTHIA A. SABOL, CPA
Cynthia A. Sabol, CPA
Executive Vice President and Chief Financial Officer
BANK OF THE COMMONWEALTH, Plan Administrator